Exhibit 99.1

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,005,381	$8,644,357
Accounts receivable	2,305,021	1,738,052
Inventories	742,540	830,597
Prepaid expenses and other current assets	4,095,842	972,787
	27,148,784	12,185,793

NON-CURRENT ASSETS:
Operating lease right-of-use assets	7,475,454	8,297,961
Property and equipment, net	6,853,669	7,063,992
Intangible assets, net	208,125	226,250
Long-term security deposits	774,639	776,419
Long-term debt investments	54,877,527	53,138,801
Long-term prepaid expenses	271,100	296,575
	70,460,514	69,799,998

TOTAL ASSETS	$97,609,298	$81,985,791

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$368,051	$428,844
Current portion of long-term bank loans	3,032,739	371,665
Accounts payable	3,549,437	3,779,261
Due to a related party	1,237,374	6,753
Taxes payable	217,571	249,300
Deferred revenue	8,796,657	7,670,555
Operating lease liabilities, current	1,774,537	1,777,697
Other current liabilities	908,832	823,821
	19,885,198	15,107,896

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	5,331,845	6,021,153
Long-term bank loans	1,943,308	4,645,810
	7,275,153	10,666,963

TOTAL LIABILITIES	27,160,351	25,774,859

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 41,250,000 shares authorized; 2,322,391 shares and 389,789 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively: *
Class A ordinary share, $0.01 par value, 41,100,000 shares authorized; 2,321,682 shares and 389,080 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	23,216	3,890
Class B ordinary share, $0.01 par value, 150,000 shares authorized; 709 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	7	7
Additional paid-in capital	67,497,424	54,658,128
Statutory reserve	740,816	740,816
Retained earnings	1,348,913	499,986
Accumulated other comprehensive income	838,571	308,105
TOTAL SHAREHOLDERS’ EQUITY	70,448,947	56,210,932

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$97,609,298	$81,985,791

*	Retrospectively restated to reflect the effects of the reverse share split on August 18, 2025 and May 7, 2026, and the Share Capital Reduction and Reorganization on March 13, 2026 (see Note 13).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended June 30,
	2026	2025

REVENUE	$8,295,755	$8,688,208
COST OF REVENUE	4,338,415	4,822,856
GROSS PROFIT	3,957,340	3,865,352

OPERATING EXPENSES
Selling expenses	3,255,230	2,817,128
General and administrative expenses	1,484,017	2,238,769
Total operating expenses	4,739,247	5,055,897

LOSS FROM OPERATIONS	(781,907)	(1,190,545)

OTHER (EXPENSE) INCOME
Interest (expense) income, net	(114,031)	(78,343)
Other expense, net	(37,404)	(76,487)
Investment income from long-term debt investments	1,804,232	359,014
Total other income, net	1,652,797	204,184

PROFIT (LOSS) BEFORE INCOME TAX EXPENSE	870,890	(986,361)

INCOME TAX EXPENSE	(21,963)	(62,432)
NET INCOME (LOSS)	848,927	(1,048,793)
Foreign currency translation gain	530,466	257,368
TOTAL COMPREHENSIVE INCOME (LOSS)	$1,379,393	$(791,425)

Earnings (loss) per ordinary share - basic and diluted	$0.64	$(286.93)
Weighted average shares - basic and diluted *	1,323,063	3,655

*	Retrospectively restated to reflect the effects of the reverse share split on August 18, 2025 and May 7, 2026 (see Note 13).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Retained	Accumulated
	Ordinary Shares *				Additional		Earnings	Other	Total
	Class A		Class B		Paid-in	Statutory	(Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit)	Gain (Loss)	Equity
Balance, January 1, 2025	2,705	$21,629	709	$5,670	$17,724,592	$661,924	$391,338	$(379,707)	$18,425,446

Issuance of the Equity Security Units ^	2,000	16,000	-	-	6,894,134	-	-	-	6,910,134
Share issuance for warrants exercised	1,022	8,173	-	-	(8,173)	-	-	-	-
Net loss	-	-	-	-	-	-	(1,048,793)	-	(1,048,793)
Foreign currency translation gain	-	-	-	-	-	-	-	257,368	257,368

Balance, June 30, 2025	5,727	$45,802	709	$5,670	$24,610,553	$661,924	$(657,455)	$(122,339)	$24,544,155

Balance, January 1, 2026	389,080	$3,890	709	$7	$54,658,128	$740,816	$499,986	$308,105	$56,210,932

Issuance of ordinary shares	3,250,000	32,500	-	-	12,826,122	-	-	-	12,858,622
Surrender of ordinary shares	(1,317,429)	(13,174)	-	-	13,174	-	-	-	-
Effect of rounding fractional shares into whole shares upon the reverse share split	31	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	848,927	-	848,927
Foreign currency translation gain	-	-	-	-	-	-	-	530,466	530,466

Balance, June 30, 2026	2,321,682	$23,216	709	$7	$67,497,424	$740,816	$1,348,913	$838,571	$70,448,947

*	Retrospectively restated to reflect the effects of the reverse share split on August 18, 2025 and May 7, 2026, and the Share Capital Reduction and Reorganization on March 13, 2026 (see Note 13).
^	The Equity Security Units issued on June 13, 2025 (see Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$848,927	$(1,048,793)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of operating lease right-of-use assets	924,517	1,277,452
Depreciation and amortization	557,831	392,976
Allowance for credit losses	92,051	-
Write off of bad debts	-	500,000
Loss on disposal of property and equipment	-	77,505
Accrued interest income from long-term debt investments	(1,804,232)	(359,014)
Changes in operating assets and liabilities:
Accounts receivable	(601,871)	(1,387,301)
Inventories	109,452	37,621
Prepaid expenses and other current assets	(3,176,240)	372,248
Long-term security deposits	14,333	269,171
Long-term prepaid expenses	33,971	44,851
Accounts payable	(331,794)	277,671
Taxes payable	(33,481)	124,895
Deferred revenue	887,926	403,151
Other current liabilities	63,861	255,300
Operating lease liabilities	(778,305)	(1,628,032)
Net cash used in operating activities	(3,193,054)	(390,299)

Cash flows from investing activities:
Purchase of property and equipment	(159,331)	(310,368)
Interest income received from long term debt investment	503,418	359,014
Repayment from loans to third parties	-	1,500,000
Net cash provided by investing activities	344,087	1,548,646

Cash flows from financing activities:
Proceeds from sales of the Equity Security Units, net of issuance costs	-	6,910,134
Proceeds from sales of ordinary shares, net of issuance costs	12,954,871	-
Proceeds from short-term bank loans	364,107	413,658
Repayments of short-term bank loans	(436,928)	(1,516,747)
Proceeds from long-term bank loans	-	4,412,355
Repayments of long-term bank loans	(189,336)	-
Advances received from (payments made to) a related party	1,274,972	(1,640,710)
Payments made for deferred offering costs	(26,250)	-
Net cash provided by financing activities	13,941,436	8,578,690

Effect of exchange rate fluctuation on cash and cash equivalents	268,555	252,355

Net increase in cash and cash equivalents	11,361,024	9,989,392
Cash and cash equivalents, beginning of period	8,644,357	12,102,763
Cash and cash equivalents, end of period	$20,005,381	$22,092,155

Supplemental cash flow information
Cash paid for income taxes	$-	$14,995
Cash paid for interest	$110,603	$74,745

Non-cash operating, investing and financing activities
Property and equipment acquired in settlement of the amount due from a related party	$-	$954,293
Reduction of right-of-use assets and operating lease obligations due to early termination or modification of lease agreement	$598,907	$270,532
Right of use assets obtained in exchange for operating lease liabilities	$550,427	$1,560,535
Deferred offering cost offset with additional paid-in capital	$96,250	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Chanson International Holding (“Chanson International,” or the “Company”), formerly known as RON Holding Limited, was incorporated under the laws of the Cayman Islands on July 26, 2019 as a holding company. Chanson International owns 100% of the equity interests of Deen Global Limited (“Deen Global”), a limited liability company incorporated under the laws of British Virgin Islands (“BVI”) on August 13, 2019. Deen Global owns 100% of the equity interests of Jenyd Holdings Limited (“Jenyd”), a business company incorporated in accordance with the laws and regulations of Hong Kong on September 13, 2019.

Chanson International, Deen Global, and Jenyd do not currently engage in any active business operations and act solely as holding companies.

Xinjiang United Family Trading Co., Ltd. (“Xinjiang United Family”), is a company incorporated in the People’s Republic of China (the “PRC”) on August 7, 2009. On September 27, 2020, the original shareholders of Xinjiang United Family entered into a share transfer agreement pursuant to which they transferred their 100% ownership interest in Xinjiang United Family to Jenyd. Accordingly Xinjiang United Family became a wholly foreign-owned enterprise (“WFOE”) and a wholly-owned subsidiary of Jenyd.

On March 3, 2025, Xinjiang United Family incorporated a wholly-owned subsidiary, Urumqi George Chanson Trading Co., Ltd. (“George Chanson Trading”) in the PRC, which is engaged in the business of sales and distribution of bakery and beverage products.

Xinjiang United Family and its subsidiary, George Chanson Trading, operate a bakery chain in China’s Xinjiang Uygur Autonomous Region under the brand name of “George●Chanson”. The chain currently consists of eight directly owned, high-end bakery stores in Urumqi and 45 bakery stores organized as individually owned businesses and collectively known as the United Family Group (each a “UFG entity” and, collectively, the “UFG entities”) in the Xinjiang region. The UFG entities are owned by the original shareholders of Xinjiang United Family but are operated pursuant to a series of contractual arrangements entered into between their respective owners and Xinjiang United Family.

On April 17, 2015, Xinjiang United Family incorporated a wholly-owned subsidiary, George Chanson (NY) Corp. (“Chanson NY”), in the State of New York, which owns and operates Chanson 23rd Street LLC (“Chanson 23rd Street”), a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries in the heart of Manhattan’s Flatiron District. On February 20, 2020, the Company’s Chairman, Mr. Gang Li, formed Chanson 355 Greenwich LLC (“Chanson Greenwich”), a New York limited liability company, and subsequently assigned his membership interests in Chanson Greenwich to Chanson NY on September 28, 2020. After the transfer, Chanson Greenwich became a wholly owned subsidiary of Chanson NY. Chanson Greenwich is another boutique café in Manhattan that opened in December 2021 and closed in the second half of fiscal year 2023. On April 21, 2021, Chanson NY formed a wholly owned subsidiary, Chanson Management LLC, a Delaware limited liability company. On August 5, 2021, Chanson NY formed a wholly owned subsidiary, Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”), a New York limited liability company. On March 21, 2022, Chanson NY formed a wholly owned subsidiary, Chanson 2040 Broadway LLC (“Chanson Broadway”), a New York limited liability company. Chanson 3rd Ave and Chanson Broadway are another two boutique cafés opened in March 2023 and July 2023, respectively.

Reorganization

In connection with its initial public offering, the Company has undertaken a reorganization of its legal structure (the “Reorganization”). The Reorganization involved the incorporation of Chanson International, Deen Global, and Jenyd, the execution of a Share Transfer Agreement pursuant to which the ownership interest in Xinjiang United Family was transferred from its original shareholders to Jenyd, and the execution of a series of contractual agreements between Xinjiang United Family and the owners of the UFG entities. After the Reorganization, Chanson International became the ultimate holding company of Xinjiang United Family and Xinjiang United Family became the primary beneficiary of the UFG entities through the VIE Agreements, as further discussed below.

Xinjiang United Family entered into a series of contractual arrangements with the owners of the 22 UFG entities on May 2, 2020, and with the owners of three newly established UFG entities in fiscal year 2020, five newly established UFG entities in fiscal year 2021, one newly established UFG entity in fiscal year 2022, nine newly established UFG entity in fiscal year 2023, twenty newly established UFG entities in fiscal year 2024, four newly established UFG entities in fiscal year 2025, and three newly established UFG entities in fiscal year 2026, respectively. Three of these UFG entities were closed in fiscal year 2021, three of these UFG entities were closed in fiscal year 2023, two of these UFG entities were closed in fiscal year 2024, three of these UFG entities were closed in fiscal year 2025 and nine of these UFG entities were closed in fiscal year 2026. Two of these UFG entities were converted into franchise stores in fiscal year 2026. These agreements include Exclusive Service Agreements, Pledge Agreements, Call Option Agreements, Operating Rights Proxy and Powers of Attorney Agreements and Spousal Consents (collectively, the “VIE Agreements”). Pursuant to the above VIE Agreements, Xinjiang United Family has the exclusive right to provide the UFG entities with consulting services related to business operations including operational and management consulting services. The VIE Agreements obligate Xinjiang United Family to absorb all of the risk of loss from business activities of these UFG entities and entitle Xinjiang United Family to receive all of their residual returns. In essence, Xinjiang United Family has the power to direct activities of the UFG entities that most significantly impact their economic performance, and the right to receive benefits from the UFG entities that could potentially be significant to Xinjiang United Family. Therefore, the Company believes that Xinjiang United Family has a controlling financial interest in and is the primary beneficiary of the UFG entities and that these UFG entities should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. The eight bakery stores directly owned by Xinjiang United Family and the UFG entities controlled through the VIE Agreements are collectively referred to herein as the “PRC Stores.”

The Company, together with its wholly owned subsidiaries, was under the common control of the same shareholders before and after the Reorganization. Accordingly, the Reorganization was accounted for as a transaction among entities under common control, and the accompanying consolidated financial statements were prepared using the historical carrying amounts of the entities presented.

After the Reorganization, the unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chanson International	July 26, 2019	Cayman Islands	Parent, 100%	Investment holding

Deen Global	August 13, 2019	British Virgin Islands	100%	Investment holding

Jenyd	September 13, 2019	Hong Kong	100%	Investment holding

Xinjiang United Family	August 7, 2009	PRC	100%	Consultancy and information technology support; sells bakery and beverage products to customers

George Chanson Trading	March 3, 2025	PRC	100%	Sales and distribution of bakery and beverage products

44 UFG entities	2012 to 2026	PRC	VIEs	Sells bakery products and beverages to customers

Chanson NY	April 17, 2015	New York	100%	Holding company. Consultancy and information technology support

Chanson 23rd Street	December 18, 2015	New York	100%	Eat-in services and bakery products and beverage products

Chanson Greenwich	February 20, 2020	New York	100%	Eat-in services and bakery products and beverage products, closed in the second half of fiscal year 2023

Chanson Management LLC	April 21, 2021	Delaware	100%	Consultancy and management support

Chanson 3rd Ave	August 5, 2021	New York	100%	Eat-in services and bakery products and beverage products

Chanson Broadway	March 21, 2022	New York	100%	Eat-in services and bakery products and beverage products

The VIE contractual arrangements

The UFG entities are controlled by the Company through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity, or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Xinjiang United Family and its subsidiary is deemed to have a controlling financial interest in and be the primary beneficiary of the UFG entities because it has both of the following characteristics:

●	The power to direct activities at the UFG entities that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the UFG entities that could potentially be significant to such entities.

Pursuant to the contractual arrangements with the UFG entities, the UFG entities pay service fees equal to all of their net profit after tax payments to Xinjiang United Family and its subsidiary. At the same time, Xinjiang United Family and its subsidiary are obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of the UFG entities is for the benefit of Xinjiang United Family and, ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the UFG entities and their respective owners are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce such contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and the UFG entities;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and the UFG entities;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and the UFG entities may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries and the UFG entities to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from its public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the UFG entities in its unaudited condensed consolidated financial statements as it may lose the ability to direct activities of the UFG entities and receive economic benefits from the UFG entities. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company and its PRC subsidiaries and the UFG entities. The financial position, operation, and cash flow of the UFG entities are material to total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income (loss) presented on the unaudited condensed consolidated statements of operations and other comprehensive income (loss) as well as the cash flows from operating, investing, and financing activities presented on the unaudited condensed consolidated statements of cash flows.

The Company did not provide any financial support to the UFG entities for the six months ended June 30, 2026 and 2025. The Company had no contractual obligation to provide financial support to the VIEs as of June 30, 2026 and December 31, 2025. The amount of the revenue-producing assets held by the VIEs was $3,338,164, including $796,335 of bakery production equipment, $180,441 of office equipment and furniture, and $2,361,388 of leasehold improvement, with the accumulated depreciation of $1,437,540, so net of these property, plant, and equipment was $1,900,624 as of June 30, 2026. The amount of the revenue-producing assets held by the VIEs was $3,256,931, including $755,667 of bakery production equipment, $160,475 of office equipment and furniture, and $2,340,789 of leasehold improvement, with the accumulated depreciation of $1,120,550, so net of these property, plant, and equipment was $2,136,381 as of December 31, 2025. In addition to property and equipment, the VIEs also hold other operating assets, including cash and cash equivalents, receivables, and inventories, as reflected in the table below. The following financial statement amounts and balances of the UFG entities were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	June 30, 2026	December 31, 2025
	(Unaudited)
Current assets	$5,415,127	$10,276,952
Non-current assets	6,809,431	7,505,321
Total assets	$12,224,558	$17,782,273
Current liabilities	$9,753,025	$9,266,770
Non-current liabilities	2,221,084	2,719,413
Total liabilities	$11,974,109	$11,986,183

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Net revenue	$3,786,311	$4,513,856
Net income	$51,322	$369,178

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2025, 2024 and 2023. Operating results for the six-month period ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries and the VIEs. All intercompany balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the assessment of the current expected credit losses for receivables and long-term debts investments, the recoverability and impairment of long-lived assets, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains a significant amount of its bank accounts in the PRC. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of June 30, 2026 and December 31, 2025, the allowance for credit losses were $93,048 and $nil, respectively.

Long-term debt investments

Long-term debt investments are measured at amortized cost in accordance with applicable accounting guidance. The Company evaluates these investments for expected credit losses in accordance with ASC Topic 326 and records an allowance for credit losses based on lifetime expected losses, considering historical experience, current conditions, and reasonable and supportable forecasts. As of June 30, 2026, the Company’s long-term debt investments were concentrated with a limited number of counterparties. The Company monitors the creditworthiness of these counterparties on an ongoing basis and updates its estimates as necessary. Management assessed the expected credit losses associated with these investments, taking into account the financial condition of the counterparties, contractual terms and repayment history. While the Company has not experienced any defaults to date and expects to realize these investments in accordance with their contractual terms, the concentration of these investments and reliance on counterparty performance and guarantees may expose the Company to credit and liquidity risks. Based on management’s assessment, no material allowance for credit losses was recorded as of June 30, 2026.

Interest income from long-term debt investments is recognized over the contractual term of the investment based on the contractual interest or return rate and is presented as investment income in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

As of June 30, 2026 and December 31, 2025, the Company had long-term debt investments balance of $54,877,527 and $53,138,801, including accrued investment income of $1,921,197 and $620,384, respectively.

Credit losses

The Company follows Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with a current expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

ASC Topic 326 is also applicable to short-term and long-term loans to third parties. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

Current expected credit losses are recorded as allowance for credit losses on the unaudited condensed consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Leases

Lessee accounting

The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces, bakery store facilities, employee dormitories, and a vehicle, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2026 and December 31, 2025.

In response to the large volume of anticipated lease concessions to be granted related to the effects of the COVID-19 pandemic, and the resultant expected cost and complexity of applying the lease modification requirements in Topic 842, the FASB issued Staff Q&A—Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic in April 2020 as interpretive guidance to provide clarity in response to the crisis. The FASB staff indicated that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how they would be accounted for as though enforceable rights and obligations for those concessions existed in the original contract. Consequently, for such lease concessions, an entity will not need to reassess each existing contract to determine whether enforceable rights and obligations for concessions exist and an entity can elect to apply or not to apply the lease modification guidance in Topic 842 to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

Due to the COVID-19 pandemic, the Company renegotiated the leases for some of its PRC stores and New York stores. Based on the nature of the agreements reached with the landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. As of the date of this report, the Company has received a total of lease concessions amounting to $1,419,132 since fiscal year 2020, and among which, $153,844 and $3,770 was received during the six months ended June 30, 2026 and 2025, respectively. The Company accounted for the concession as negative variable lease payments with a corresponding reduction in the lease liability. The Company has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

Lessor accounting

Rental income from leasing arrangements is accounted for in accordance with ASC 842, Leases. Rental income is recognized on a straight-line basis over the lease term and is presented as other income in the unaudited condensed consolidated statements of operations and comprehensive income (loss), as such leasing activities are not part of the Company’s primary operations.

Inventories

Inventories of the Company consist of ingredient materials, finished goods, packaging materials, and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories for their net realizable value adjustments and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the six months ended June 30, 2026 and 2025, the Company did not record a material inventory reserve as any write-downs for slow-moving, obsolete, or expired inventory were not significant.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Commercial property (hotel unit)	20 years
Bakery production equipment	5-8 years
Office equipment and furniture	3-5 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

The Company owns a commercial property unit located within a hotel building. The asset is accounted for as property and equipment under U.S. GAAP. The purchase price was not separately allocated between land use rights and building components as such allocation is not practicable. Accordingly, the asset is accounted for as a single property and equipment asset and depreciated over its estimated useful life. The Company evaluates the classification of real estate assets under U.S. GAAP based on their intended use and the nature of the Company’s involvement. Although certain properties generate rental income, such assets are classified as property and equipment when they are held for use in the Company’s operations and the Company is actively involved in managing and operating the property. Rental activities are considered part of the Company’s broader business operations rather than passive investment activities. Management determined the useful life of the commercial property unit based on the expected period over which the asset will generate economic benefits, taking into consideration the physical condition and intended use of the property.

Expenditures for repair and maintenance, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 8 years. Management determines the useful life based on the expected period over which the software will provide economic benefits, taking into consideration the expected usage of the systems, technological obsolescence, and the Company’s historical experience with similar software assets.

Impairment of long-lived assets

Long-lived assets with finite lives, including property and equipment, ROU assets, and intangible assets, are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. ROU assets are evaluated for impairment under ASC 360 as required by ASC 842.

For assets to be held and used, recoverability is assessed by comparing the carrying amount of an asset or asset group to the undiscounted future cash flows expected to be generated.

The Company assesses impairment at the lowest level of identifiable cash flows:

●	For its retail operations, which are centrally managed, individual outlets are operationally interdependent and do not generate largely independent cash flows. Accordingly, impairment is assessed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

●	For assets that generate independently identifiable cash flows, such as the Company’s commercial property, impairment is assessed separately.

If the carrying amount exceeds the undiscounted future cash flows, an impairment loss is recognized based on the excess of the carrying amount over fair value. During the six months ended June 30, 2026, the Company closed certain retail locations following sustained underperformance. The Company considered these closures and the operating performance of the affected locations as part of its assessment of impairment indicators and recoverability of the related long-lived assets. No impairment losses were recognized for the six months ended June 30, 2026 and 2025.

Revenue recognition

The Company follows ASC 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

The Company currently generates its revenue through its bakery/café stores as well as through online sales. The Company recognizes revenue from bakery/café sales upon delivery of the related food and other products to the customer and fulfillment of all performance obligations. Revenue is recognized net of any discounts, sales incentives, sales taxes, and value added taxes that are collected from customers and remitted to tax authorities.

In the PRC Stores, the Company sells membership cards that do not have an expiration date and from which the Company does not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of the Company’s store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the Company recognizes revenue and reduces the deferred revenue. While the Company continues to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage, based upon the Company’s historical redemption patterns. Membership card breakage is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the six months ended June 30, 2026 and 2025.

In the PRC Stores, the Company maintains a customer loyalty program in which customers earn free cash vouchers when purchasing or reloading membership cards at certain amount. These cash vouchers typically do not expire, except for certain vouchers given out at special occasions, which usually state an expiration date and can only be exchanged for certain seasonal products or specialty cakes. The Company establishes corresponding liabilities in deferred revenue for the membership cards and the free cash vouchers upon issuance. The Company allocates the consideration received proportionately between the membership cards and cash vouchers based on their face values. Revenue is recognized at the allocated amount upon redemption of membership cards and cash vouchers, at which point, the Company delivers products to customers and reduces the deferred revenue. Unredeemed cash vouchers will be recognized as revenue upon their expiration dates, if any, or five years after their issuance if there are no stated expiration dates, when management determines the likelihood of redemption to be remote.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of June 30, 2026 and December 31, 2025. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $8,796,657 and $7,670,555 as of June 30, 2026 and December 31, 2025, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under the Company’s customer loyalty programs. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended June 30, 2026 and 2025 that was included in the opening deferred revenue was $2,442,947 and $2,755,067, respectively. As of June 30, 2026, the aggregate amount of unredeemed membership cards and cash vouchers was $8,796,657. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after June 30, 2026 and the remaining between the third and fifth year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended June 30, 2026 and 2025 is disclosed in Note 15 of the unaudited condensed consolidated financial statements.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, short-term bank loans, accounts payable, due to a related party, taxes payable, current portion of long-term bank loans, current portion of operating lease liabilities, current and other current liabilities, approximates the fair value of the respective assets and liabilities as of June 30, 2026 and December 31, 2025 based upon the short-term nature of the assets and liabilities. The fair value of long-term debt investment and long-term bank loans, as well as non-current portion of operating lease liabilities approximates their recorded values as their stated interest rates approximate the rates currently available.

Foreign currency translation

The functional currency of the Company’s PRC subsidiaries and the UFG entities is the Chinese Yuan (“RMB”) and the functional currency of the Company’s U.S. subsidiaries is the U.S. Dollars (“US$”). RMB amounts in the Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2026	2025	2025
Period/Year-end spot rate	US$1=RMB6.7925	US$1=RMB7.1672	US$1=RMB6.9956
Average rate	US$1=RMB6.8661	US$1=RMB7.2524	US$1=RMB7.1876

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the six months ended June 30, 2026 and 2025. The Company does not believe there was any uncertain tax provision as of June 30, 2026 and December 31, 2025.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. The Company’s operating subsidiaries in the United States are subject to the tax law of the United States. As of June 30, 2026, for the tax years ended December 31, 2021 through December 31, 2025, the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2023 through December 31, 2025, the Company’s U.S. subsidiaries remained open for statutory examination by the U.S. tax authorities.

Value added tax (“VAT”)

The Company’s subsidiaries, Xinjiang United Family and its branch offices are general tax payers. The applicable VAT rate is 13% based on the Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The UFG entities were formed as individually-owned businesses, which are generally subject to a lower VAT rate of 3% and the local PRC tax authority has the jurisdiction to assess and determine their VAT obligation or exemption on a case-by-case basis. From January 1, 2023 to December 31, 2027, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB100,000 are exempted from paying VAT. All but three of the UFG entities are currently exempted from paying VAT, since the deemed TNI of each of these UFG entities is currently less than RMB100,000 for the six months ended June 30, 2026. If customers need to obtain a special VAT invoice, the UFG entities that are exempted from paying VAT would apply to the local tax authority to issue the special VAT invoice on their behalf, with the tax authority levying VAT at a rate of 1%. Their VAT eligibility is subject to periodical reassessment, and they may lose or regain the exemption status as determined by the tax authorities on a case-by-case basis.

Related party transactions

Related parties include entities and individuals that have the ability to control or exercise significant influence over the Company, including the Company’s controlling shareholder and entities under common control.

Transactions with related parties are carried out in the normal course of business and are measured at the amounts agreed between the parties. The Company discloses related party relationships, transactions, and outstanding balances in accordance with applicable accounting guidance.

Certain transactions involve guarantees or financial support arrangements from related parties. The Company evaluates such arrangements in accordance with applicable accounting standards and discloses them where relevant.

Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent interim period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations and comprehensive income (loss).

As the warrants issued meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity as of reporting date.

Earnings (Loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2026 and December 31, 2025, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive gain. The foreign currency translation gain resulting from the translation of the financial statements expressed in RMB to US$ is reported in other comprehensive gain in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing January 1, 2024 retrospectively to all periods presented in the unaudited condensed consolidated financial statement and the adoption of the ASU does not have a material effect on its unaudited condensed consolidated financial statements.

The Company has identified the measure of segment profit or loss reviewed by the CODM and the significant segment expenses regularly provided to the CODM, which are disclosed in the accompanying segment information.

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s CODM. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. The CODM evaluates segment performance and allocates resources primarily based on net income (loss). Significant segment expenses that are regularly provided to the CODM are included in the measure of segment profit or loss and are disclosed in the segment reporting note. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two reportable segments: China and the United States. Other operations are not material and are included within the United States segment.

Risks and uncertainties

Political and economic risk

The operations of the Company are located in the PRC and the United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC and the United States, as well as by the general state of the PRC and United States economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC and the United States. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

A majority of the Company’s revenue and expense transactions are denominated in RMB and most of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Credit risk

As of June 30, 2026 and December 31, 2025, $19,101,065 and $8,453,345 of the Company’s cash was on deposit at financial institutions in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts in the PRC, as its aggregate deposits are much higher than the compensation limit. As of June 30, 2026, a significant balance of cash was on deposit with four banks, and total unprotected cash amounted to approximately $18.6 million as of June 30, 2026. However, the Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

As of June 30, 2026 and December 31, 2025, $844,446 and $85,782 of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

As of June 30, 2026 and December 31, 2025, the Company had long-term debt investments of $54,877,527 and $53,138,801, respectively. These investments are measured at amortized cost. The Company evaluates these investments for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses, and recognizes an allowance for credit losses based on lifetime expected losses, considering historical experience, current conditions, and reasonable and supportable forecasts. As of June 30, 2026 and December 31, 2025, no material allowance for credit losses was recorded.

The Company is exposed to credit risk primarily from its long-term debt investments and accounts receivable. As of June 30, 2026, a significant portion of the Company’s long-term debt investments is concentrated in a limited number of counterparties. The Company manages this risk by performing credit evaluations and monitoring counterparty performance.

For the six months ended June 30, 2026 and 2025, the Company’s substantial assets were located in the PRC and the U.S. and the Company’s substantial revenue was derived from its subsidiaries and the UFG entities located in the PRC and the U.S.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

As of June 30, 2026, the Company’s cash balance was concentrated in two bank accounts, representing 73.8% and 12.5% of total bank balances, respectively. As of December 31, 2025, the Company’s cash balance was concentrated in two bank accounts, representing 64.7% and 33.5% of total bank balances, respectively. The Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

No single customer accounted for more than 10% of the Company’s revenue for the six months ended June 30, 2026 and 2025.

As of June 30, 2026 and December 31, 2025, no customer accounted for more than 10% of the Company’s total accounts receivable balance.

For the six months ended June 30, 2026, one supplier accounted for 10.9% of the Company’s total purchases. For the six months ended June 30, 2025, one supplier accounted for 14.9% of the Company’s total purchases.

As of June 30, 2026, one supplier accounted for 11.3% of the Company’s total accounts payable balance. As of December 31, 2025, one supplier accounted for 10.6% of the Company’s total accounts payable balance.

Recent accounting pronouncements

Recently issued accounting pronouncements adopted

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company adopted this guidance effectively January 1, 2026 and the adoption of this ASU did not have a material impact on its financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income (Topic 22): Expense Disaggregation Disclosures”. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effective January 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Accounting Acquirer in a Business Combination Involving a Variable Interest Entity”. This ASU clarifies that when a business that is a VIE is acquired primarily with equity interests, the determination of the accounting acquirer should follow ASC 805 rather than defaulting to the primary beneficiary under ASC 810. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company plans to adopt this guidance effective January 1, 2028 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that are expected to have a material impact on the Company’s unaudited condensed consolidated financial position, statements of operations, and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable primarily include balance generated from selling bakery products to local corporate customers, billed but has not been collected as of the balance sheet dates. Accounts receivable also include amounts due from third-party online delivery and e-commerce platforms for which settlement is typically received within a short period.

Accounts receivable, net consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Accounts receivable	$2,398,069	$1,738,052
Less: allowance for credit losses	(93,048)	-
Total accounts receivable, net	$2,305,021	$1,738,052

The Company evaluates accounts receivable for expected credit losses in accordance with ASC 326, Financial Instruments - Credit Losses. The Company considers historical loss experience, current conditions, and reasonable and supportable forecasts in estimating expected credit losses. As of June 30, 2026 and December 31, 2025, allowance for credit losses for accounts receivable amounted to $93,048 and $nil, respectively.

Allowance for credit losses movement is as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)
Beginning balance	$-	$-
Additions	92,051	-
Foreign currency translation adjustments	997	-
Ending balance	$93,048	$-

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Prepayments (1)	$3,118,900	$-
Advance to suppliers (2)	319,544	297,565
Prepaid expenses (3)	333,254	370,479
Other receivables (4)	318,554	304,743
VAT recoverable	5,590	-
Less: allowance for credit losses	-	-
Total prepaid expenses and other current assets, net	$4,095,842	$972,787

(1)

Prepayments primarily represent advance payments under two separate custom software development agreements.

On April 15, 2026, the Company entered into a custom development services agreement for an AI-enabled smart store system with ELEFUN Group Co., Limited (“ELEFUN”). Pursuant to the agreement, ELEFUN shall develop, deploy and deliver a custom AI-enabled smart store system tailored to the Company’s bakery-industry operating scenarios, including modules for AI customer management and precision marketing, AI-enabled in-store service functions, and a centralized data visualization dashboard. The total contract price is $3.0 million. An initial project development fee of $2.0 million was paid in April 2026. As of June 30, 2026, the project remained in the debugging and development phase. Stage acceptance of the virtual system, core functions and related development work product is scheduled to be completed by November 30, 2026. Successful stage acceptance does not constitute final delivery or final acceptance of the project. The full formal system is scheduled for final delivery and final acceptance on or before November 30, 2027. In the event the project fails to satisfy the stage acceptance standards by November 30, 2026 and cannot be remedied following the Company’s reasonable rectification requests, the Company may terminate the agreement by written notice and is entitled to a partial refund of the prepaid balance pursuant to the agreement terms. As of June 30, 2026, the stage acceptance process had not occurred and the contractual condition permitting ELEFUN to retain a portion of the advance had not been triggered. Accordingly, the $2.0 million continued to be recorded as a prepaid expense as of June 30, 2026.

On June 1, 2026, the Company entered into a special agreement for the development, delivery and acceptance of the omnichannel livestream commerce system with Snow Leopard HK Limited (“Snow Leopard”). Pursuant to the agreement, Snow Leopard will provide custom development, deployment, testing, training and warranty services for the bakery chain’s dedicated omnichannel livestream commerce system, which covers proprietary online stores, dedicated livestream selling system, integration with domestic and overseas e-commerce platforms, integrated online and offline procurement, sales and inventory synchronization, and a centralized omnichannel data platform. The total contract price is $1.5 million, payable in two installments: an initial payment of $1.1 million following after signing the agreement, and a final payment of $0.4 million payable following successful overall acceptance and complete delivery of the system. The agreement provides for phased acceptance, with final overall acceptance scheduled for November 30, 2026. As of June 30, 2026, the Company had prepaid the initial installment of $1.1 million under this agreement. This prepayment is refundable under the agreement’s certain breach provisions. Consistent with the agreement’s terms, the Company is entitled to terminate the agreement and receive a full refund of the initial prepayment in cases of vendor default, including failure to meet the agreed delivery schedule, failure to meet agreed system standards after two rounds of rectification, or breach of intellectual property and confidentiality obligations.

(2)	Advance to suppliers primarily consists of advance payments paid to suppliers for purchases of raw materials for bakery products. Certain prepaid balances include amounts reclassified from accounts payable where payments to suppliers exceeded the outstanding payable balances, resulting in debit balances. These amounts represent advance payments to suppliers for future purchases.

(3)	Prepaid expenses primarily represent prepaid rental expenses, professional fees, and other miscellaneous expenses for the Company’s bakery stores.

(4)

Other receivables are mainly business advances to officers and staff for business travel and sundry expenses. As of June 30, 2026 and December 31, 2025, the balance also included $210,000 receivable due from a third party, as the Company entered into a cooperation agreement with the third party, and granted the third party a license to use the Chanson 23rd Street stores for events from May 1, 2025 to October 31, 2025.

As of June 30, 2026, certain balances were outstanding beyond their contractual due dates; however, management expects these amounts to be fully collected and no disputes or collection issues have been identified. The Company evaluates other receivables for expected credit losses in accordance with ASC 326, Financial Instruments - Credit Losses. Based on the assessment of historical collection experience, current conditions, and subsequent receipts, no material allowance for credit losses was considered necessary as of June 30, 2026 and December 31, 2025.

NOTE 5 — INVENTORIES

Inventories consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Ingredient materials	$452,098	$538,898
Package and other materials	150,974	166,207
Finished goods	139,468	125,492
Total inventories	$742,540	$830,597

The Company’s inventories primarily consist of perishable bakery products with relatively short shelf lives. The Company manages inventory levels through a just-in-time production approach to minimize excess inventory and obsolescence risk. Management assesses net realizable value based on recent sales performance and subsequent sales after the reporting period. As of June 30, 2026 and December 31, 2025, no material inventory write-downs were required.

NOTE 6 — LEASES

The Company leases office spaces, bakery store facilities, employee dormitories and a vehicle under non-cancelable operating leases, with terms ranging from 1 to 15 years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2026	December 31, 2025
	(Unaudited)
ROU lease assets	$7,475,454	$8,297,961

Operating lease liabilities – current	$1,774,537	$1,777,697
Operating lease liabilities – non-current	5,331,845	6,021,153
Total operating lease liabilities	$7,106,382	$7,798,850

Certain lease agreements require lease payments to be made in advance, resulting in prepaid lease balances. These balances represent timing differences between cash payments and straight-line lease expense recognition and are reflected in the measurement of the right-of-use assets.

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
	(Unaudited)
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.43	5.58
Weighted average discount rate *	4.85%	4.94%

*

The Company used new incremental borrowing rate of 3.95% for its lease contracts entered from fiscal year 2022 to the first half of fiscal year 2023 in the PRC. For lease contracts entered from the second half of fiscal year 2023 to fiscal year 2024, the Company used new incremental borrowing rate of 5.00%. For lease contracts entered in the first half of fiscal year 2025, the Company used new incremental borrowing rate of 4.19%. For lease contracts entered in and after the second half of fiscal year 2025, the Company used new incremental borrowing rate of 4.18%. The Company used incremental borrowing rate of 3.75% for its lease contracts entered prior to fiscal year 2024 in the United States. For lease contracts entered in fiscal year 2024, the Company used new incremental borrowing rate of 8.00%. For lease contracts entered in fiscal year 2025, the Company used new incremental borrowing rate of 7.25%.

The Company determines its incremental borrowing rates based on the lease term, the economic environment in which the lease is denominated, and the Company’s credit risk. As a result, different incremental borrowing rates may be applied to lease contracts entered into at different times and in different jurisdictions to reflect changes in market conditions.

During the six months ended June 30, 2026 and 2025, the Company incurred total operating lease expenses of $1,216,546 and $1,546,606, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026:

Remainder of 2026	$1,016,575
2027	1,756,189
2028	1,524,299
2029	1,233,199
2030	1,060,601
Thereafter	1,471,333
Total lease payments	8,062,196
Less: imputed interest	(955,814)
Present value of lease liabilities	$7,106,382

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Commercial property (hotel unit) (1)	$1,579,509	$1,533,672
Bakery production equipment	1,141,457	1,128,548
Automobiles	118,523	115,084
Office equipment and furniture	1,289,486	1,201,357
Leasehold improvements	7,146,817	6,903,484
Subtotal	11,275,792	10,882,145
Less: accumulated depreciation	(4,422,123)	(3,818,153)
Total property and equipment, net	$6,853,669	$7,063,992

(1)

On January 21, 2025, the Company acquired a commercial property unit from its controlling shareholder, Mr. Gang Li, through a debt settlement arrangement. The transaction involved the settlement of amounts due from the controlling shareholder, whereby the property was transferred to the Company in settlement of the outstanding balance.

The Company determined the acquisition cost of the property based on its fair value at the acquisition date, supported by an independent third-party valuation. Management considers the fair value to be a reasonable proxy for the acquisition cost in this transaction. The property is legally owned by the Company and is currently leased to third parties to generate rental income. Consistent with the Company’s accounting policy, management has classified the property as property and equipment as it is held for use in the Company’s operations and the Company is actively involved in managing the property. Management determined the useful life of the property to be 20 years. The Company evaluates long-lived assets for impairment in accordance with ASC 360. As the property generates independently identifiable rental cash flows, it is assessed separately for impairment. Management considered the ongoing rental income and absence of adverse changes in occupancy or usage and concluded that no impairment indicators were present as of June 30, 2026.

Loss on disposal of property and equipment was $nil and $77,505 for the six months ended June 30, 2026 and 2025, respectively.

Depreciation expenses were $539,706 and $374,851 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Intangible assets	$290,000	$290,000
Less: accumulated amortization	(81,875)	(63,750)
Total intangible assets, net	$208,125	$226,250

Management assessed whether events or changes in circumstances, including store closures and changes in business operations, indicated that the carrying amount of the intangible assets may not be recoverable. As the software systems are utilized across the Company’s operations and are not dependent on individual store performance, management concluded that such events did not represent impairment indicators. Accordingly, no impairment loss was recognized for the six months ended June 30, 2026.

Amortization expenses were $18,125 and $18,125 for the six months ended June 30, 2026 and 2025, respectively.

Amortization of intangible assets attributable to future periods as of June 30, 2026 is as follows:

Twelve months ended June 30:
(Unaudited)
2027	$36,250
2028	36,250
2029	36,250
2030	36,250
2031	36,250
Thereafter	26,875
Total	$208,125

NOTE 9 — LONG-TERM DEBT INVESTMENTS

Long-term debt investments consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Worthy Credit Limited (“Worthy Credit”) (1)	$6,718,027	$6,359,014
Shenzhen Yongdahui Trading Co., Ltd. (“Yongdahui”) (2)	16,956,330	16,518,417
Beijing Zhixuan Tiangong Technology Development Co., Ltd. (“Zhixuan Tiangong”) (3)	31,203,170	30,261,370
Total long-term debt investments	$54,877,527	$53,138,801

(1)	On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit, pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The qualification of the applicants was approved by the approval board, which was composed of the members of the Company and Worthy Credit. The Company recorded investment income of $359,014 and $359,014 for the six months ended June 30, 2026 and 2025, respectively.

(2)	On June 30, 2025, the Company entered into a two-year agreement with Yongdahui, pursuant to which, the Company made payment of approximately $16.5 million (approximately RMB115.9 million) to invest in Yongdahui with rates of return of 6% per annum. This investment is guaranteed by a commitment letter provided by the Company’s controlling shareholder, Mr. Gang Li, pursuant to which he has agreed to settle any unpaid principal and interest in the event of default. The Company recorded investment income of $503,418 and $nil for the six months ended June 30, 2026 and 2025, respectively.

(3)	On November 6, 2025, the Company entered into a two-year agreement with Zhixuan Tiangong, pursuant to which, the Company made payment of $30.0 million to invest in Zhixuan Tiangong with rates of return of 6% per annum. The qualification of the Zhixuan Tiangong was evaluated by an independent appraiser. The Company recorded investment income of $941,800 and $nil for the six months ended June 30, 2026 and 2025, respectively.

The Company’s long-term debt investments are measured at amortized cost. The Company evaluates these investments for expected credit losses in accordance with ASC 326, Financial Instruments - Credit Losses, and recognizes an allowance for credit losses based on lifetime expected losses, considering historical experience, current conditions, and reasonable and supportable forecasts. As of June 30, 2026, the Company’s long-term debt investments were concentrated with a limited number of counterparties. The Company monitors the creditworthiness of these counterparties on an ongoing basis and considers such concentration risk in its assessment of expected credit losses. Management assessed the expected credit losses associated with these investments, taking into account the financial condition of the counterparties, contractual terms, repayment history, and available guarantees. While the Company has not experienced any defaults to date and expects to realize these investments in accordance with their contractual terms, the concentration of these investments and reliance on counterparty performance and guarantees may expose the Company to credit and liquidity risks. Based on management’s assessment, no material allowance for credit losses was recorded as of June 30, 2026.

During the year ended December 31, 2025, the Company significantly increased its long-term debt investments as part of its strategy to enhance returns on excess cash and expand financing-related activities. The realization of returns from these investments is an important component of the Company’s liquidity planning and is subject to counterparty performance.

NOTE 10 — LOANS

Short-term bank loans

On March 24, 2025, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($428,844) as working capital for a year, with a maturity date of March 24, 2026. This loan bears a fixed interest rate of 3.5% per annum. The loan was guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Meihe Cancer Rehabilitation Hospital Co., Ltd., a related party controlled by a family member of the Company’s Chairman, Mr. Gang Li. The loan was repaid in full upon maturity.

Subsequently, on March 23, 2026, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB2.5 million ($368,051) as working capital for one year, with a maturity date of March 23, 2027. The loan bears a fixed interest rate of 3.0% per annum. The loan was guaranteed by Ms. Baolin Wang, Mr. Gang Li and Urumqi Meihe Cancer Rehabilitation Hospital Co., Ltd.

Long-term bank loans

Long-term bank loans consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Tianshan Rural Commercial Bank (1)	$3,003,295	$3,030,498
Bank of China (2)	1,972,752	1,986,977
Total long-term bank loans	$4,976,047	$5,017,475

Long-term bank loans - current	$3,032,739	$371,665

Long-term bank loans - non-current	$1,943,308	$4,645,810

(1)

On January 22, 2025, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB12.0 million ($1,766,644) as working capital for three years, with a maturity date of January 19, 2028. The loan bears a fixed interest rate of 5.0% per annum. The Company is required to make a semi-annual installment payment of RMB0.6 million ($88,332) within the term of the loan, with last installment of RMB9.0 million ($1,324,983) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li.

On March 24, 2025, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB10.0 million ($1,472,203) as working capital for two years, with a maturity date of March 23, 2027. The loan bears a fixed interest rate of 4.5% per annum. The Company is required to make a semi-annual installment payment of RMB0.2 million ($29,444) within the term of the loan, with last installment of RMB9.4 million ($1,383,871) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, and Urumqi Mary Maternity and Gynecology Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li. In addition, the loan is also guaranteed by two third-party companies, as well as these two companies’ legal representatives and their family members.

As of the date of this report, these two loans were repaid as scheduled.

(2)

On June 19, 2025, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,472,203) as working capital for two years, with a maturity date of June 19, 2027. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.3 million ($44,166) within the term of the loan, with last installment of RMB 9.1 million ($1,339,705) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong.

On September 16, 2025, George Chanson Trading entered into a loan agreement with Bank of China to borrow RMB4.2 million ($618,325) as working capital for three years, with a maturity date of September 15, 2028. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($29,444) within the term of the loan, with last installment of RMB 3.2 million ($471,105) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as the other subsidiary of the Company, Xinjiang United Family.

As of the date of this report, these two loans were repaid as scheduled.

The future maturities of long-term bank loans as of June 30, 2026 were as follows:

Twelve months ended June 30:
(Unaudited)
2027	$3,032,739
2028	1,472,203
2029	471,105
Total	$4,976,047

For the above-mentioned short-term and long-term bank loans, the Company recorded interest expenses of $110,603 and $74,745 for the six months ended June 30, 2026 and 2025, respectively.

The Company is subject to certain customary covenants under its loan agreements. Management has assessed compliance with these covenants as of June 30, 2026 and concluded that the Company was in compliance with all applicable covenants. There were no events of default or breaches identified during the period.

Management has assessed compliance with the terms of the loan agreements as of June 30, 2026 and concluded that the Company was in compliance with all applicable repayment and other contractual requirements. No events of default had occurred as of June 30, 2026 that would trigger early repayment or otherwise affect the classification of the borrowings.

Management has reviewed the terms of the loan agreements, including provisions related to covenant compliance and potential acceleration, and determined that the classification of the loans between current and non-current is appropriate as of June 30, 2026.

Certain of the Company’s borrowings are guaranteed by the Company’s controlling shareholder, Mr. Gang Li, his family member, Ms. Ying Xiong, and entities controlled by Mr. Gang Li. These guarantees were provided to support the Company’s financing arrangements and were not separately compensated.

NOTE 11 — RELATED PARTY TRANSACTIONS

a.	Due to a related party

As of June 30, 2026, the Company had both amounts due from and due to Mr. Gang Li arising primarily from funding arrangements involving the Company’s PRC and U.S. entities, with Mr. Gang Li acting as the central counterparty in facilitating the transfer and settlement of funds. On a gross basis, the Company had amounts due from Mr. Gang Li of approximately $15.1 million and amounts due to Mr. Gang Li of approximately $16.3 million as of June 30, 2026. Pursuant to an offsetting arrangement among the relevant parties, the Company has the right and intention to settle the reciprocal balances on a net basis. Accordingly, the Company presented a net amount due to the related party of approximately $1.2 million as of June 30, 2026.

b.	Other related party transactions

During the six months ended June 30, 2026, the Company entered into various funding arrangements with Mr. Gang Li and entities controlled by or associated with Mr. Gang Li and his family. These transactions primarily consisted of interest-free advances and repayments, funding transfers, and payments made on behalf of the Company or related parties. The related transactions were authorized in accordance with the Company’s applicable approval procedures, and the related outstanding balances as of June 30, 2026 are reflected in the related-party balances described above, as applicable.

Several related parties provided guarantees in connection with the Company’s short-term and long-term bank loans (see Note 10).

Pursuant to a Premises Use Agreement dated April 30, 2020 and a Supplemental Agreement dated June 18, 2020, Urumqi Plastic Surgery Hospital Co., Ltd., a PRC company controlled by Mr. Gang Li, provided approximately 5,382 square feet office space for the Company’s headquarters without charge. The term of the agreement is from January 1, 2020 to June 25, 2028, unless otherwise terminated by either party.

During the year ended December 31, 2025, the Company acquired a commercial property unit from its controlling shareholder, Mr. Gang Li, through a debt settlement arrangement. The transaction involved the settlement of amounts due from the controlling shareholder, whereby the property was transferred to the Company in satisfaction of the outstanding balance. The Company determined the value of the property based on an independent third-party valuation at the acquisition date.

Management considers the above transactions to be conducted in the normal course of business and, where applicable, based on terms comparable to those that could be obtained in transactions with unrelated parties.

NOTE 12 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Deen Global is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Jenyd is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Jenyd did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2026 and 2025, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary, Xinjiang United Family and its branch offices were incorporated in the PRC and subject to 25% income tax rate.

The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. The deemed basis adopted by the UFG entities includes two types: taxation based on fixed amount (“Fixed Amount Method”) and taxation based on fixed tax rate (“Fixed Rate Method”), both methods are as determined by the local tax authority on a case-by-case basis. Therefore, income tax for the UFG entities is levied either as a fixed amount pursuant to Fixed Amount Method, or at an industry-specific fixed rate pursuant to the Fixed Rate Method. According to Announcement No. 12 [2021], Announcement No. 6 [2023] and Announcement No. 12 [2023] of the State Taxation Administration, the income tax payable by the UFG entities shall be halved during the period from January 1, 2021 to December 31, 2027. For the six months ended June 30, 2026 and 2025, 42 and 14 of these UFG entities paid income tax, respectively. The rest of these UFG entities were exempted from paying income tax. During the six months ended June 30, 2026 and 2025, the total tax exemption of the UFG entities were $9,376 and $14,627, respectively. As of June 30, 2026, for the tax years ended December 31, 2021 through December 31, 2025 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG entities should be levied at a higher TNI or higher tax rate, the Company would be obligated to pay additional income tax for the UFG entities. Along with the continuing growth of business, the Company expects that the tax rates of these UFG entities are likely to increase in the future in the annual assessment based on the past performance.

United States

The Company’s subsidiaries in the U.S. are subject to a U.S. federal corporate income tax rate of 21%.

Income (loss) before provision for income taxes is attributable to the following geographic locations for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cayman Islands	$1,254,078	$(237,780)
PRC	177,259	480,596
United States	(560,447)	(1,229,177)
Total income (loss) before income taxes	$870,890	$(986,361)

The components of the income tax provision were as follows:

For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Current tax provision
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	21,963	62,432
United States	-	-
	$21,963	$62,432
Deferred tax provision
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	-	-
United States	-	-
	-	-
Income tax provisions	$21,963	$62,432

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the six months ended June 30, 2026 and 2025 are as follows:

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Income tax expense (benefit) computed based on PRC statutory rate	$217,722	$(246,590)
Favorable tax rate and tax exemption impact in PRC entities (a)	(22,351)	(57,717)
Effect of rate differential for non-PRC entities	(291,102)	108,612
Change in valuation allowance	117,694	258,127
Total income tax provisions	$21,963	$62,432

(a)	During the six months ended June 30, 2026 and 2025, Xinjiang United Family and its branch offices were subject to 25% income tax rate. For the six months ended June 30, 2026 and 2025, 42 and 14 of these UFG entities paid income tax, respectively. The rest of these UFG entities were exempted from paying income tax. For the six months ended June 30, 2026 and 2025, the tax saving as the result of the favorable tax rates and tax exemption amounted to $22,351 and $57,717, respectively, and per share effect of the favorable tax rate and tax exemption was $0.02 and $15.79, respectively.

The Company’s deferred tax assets, net was comprised of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Net operating loss	$3,689,839	$3,572,145
Total deferred tax assets	3,689,839	3,572,145
Valuation allowance	(3,689,839)	(3,572,145)
Total deferred tax assets, net	$-	$-

The Company’s operations in the U.S. incurred a cumulative net operating loss (“NOL”) which may reduce future federal taxable income. As of December 31, 2025, the cumulative NOL was $17,010,211. During the six months ended June 30, 2026, the U.S. operations incurred an additional NOL of $560,447, resulting in a cumulative NOL of $17,570,658 as of June 30, 2026, among which approximately $2,882,465 will expire in 2037 and the remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the U.S. operations. The Company provided a 100% valuation allowance for its deferred tax assets as of June 30, 2026 and December 31, 2025, respectively.

(b)	Taxes payable

Taxes payable consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)
Income tax payable	$8,039	$5,852
Value added tax payable	-	67,360
Other taxes payable	209,532	176,088
Total taxes payable	$217,571	$249,300

NOTE 13 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Chanson International (formerly known as RON Holding Limited) was incorporated under the laws of the Cayman Islands on July 26, 2019. Upon incorporation, the authorized share capital of the Company was $50,000 divided into 50,000 ordinary shares of par value $1.00 each and 100 ordinary shares were issued. The issuance of these 100 ordinary shares, and the 1,000-for-1 share split (as described below) and the subsequent share issuances are considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On March 27, 2021, the Company’s shareholders and board of directors approved (i) the subdivision of the Company’s authorized and issued share capital at a ratio of 1,000-for-1 share such that the authorized share capital of the Company was amended to $50,000 divided into 50,000,000 ordinary shares of par value $0.001 each and the 100 ordinary shares of a par value of $1 then issued and outstanding were subdivided into 100,000 ordinary shares of a par value of $0.001 (the “1,000-for-1 share split”); (ii) the creation of Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”, and collectively with Class A Ordinary Shares, “Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis; (iii) the re-designation of 3,000 ordinary shares held by Haily Global Limited into 3,000 Class B Ordinary Shares; and (iv) issuances of Class A Ordinary Shares and Class B Ordinary Shares to the existing shareholders, to increase the number of total Ordinary Shares issued and outstanding prior to the completion of this offering from 100,000 to 9,000,000 (the “share issuances”). The Company believes the 1,000-for-1 share split and the share issuances should be considered as a part of the Reorganization of the Company and accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On March 12, 2025, the Company’s shareholders resolved to increase the authorized share capital from $50,000 divided into 5,500 (Pre-Reverse Share Split 44,000,000) Class A Ordinary Shares of $8.0 (Pre-Reverse Share Split $0.001) par value each and 750 (Pre-Reverse Share Split 6,000,000) Class B Ordinary Shares of $8.0 (Pre-Reverse Share Split $0.001) par value each, to $5,000,000 divided into 550,000 (Pre-Reverse Share Split 4,400,000,000) Class A Ordinary Shares of $8.0 (Pre-Reverse Share Split $0.001) par value each and 75,000 (Pre-Reverse Share Split 600,000,000) Class B Ordinary Shares of $8.0 (Pre-Reverse Share Split $0.001) par value each.

On August 1, 2025, the Company’s board of directors approved a 1-for-80 reverse stock split of its ordinary shares, which became effective on August 18, 2025 (the “2025 Reverse Share Split”). As a result of the 2025 Reverse Share Split, each of the eighty pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares were issued to any shareholders in connection with the Reverse Share Split. Each shareholder received one share of the Company in lieu of the fractional share that would have resulted from the Reverse Share Split. As a result of the 2025 Reverse Share Split, the par value changed from $0.1 (Pre-2026 Reverse Share Split $0.001) to $8.0 (Pre-2026 Reverse Share Split $0.08) accordingly. At the same time, the Company’s authorized share capital changed from $5,000,000 divided into 44,000,000 (Pre-2026 Reverse Share Split 4,400,000,000) Class A Ordinary Shares of $0.1 (Pre-2026 Reverse Share Split $0.001) par value each and 6,000,000 (Pre-2026 Reverse Share Split 600,000,000) Class B ordinary shares of $0.1 (Pre-2026 Reverse Share Split $0.001) par value each, to $5,000,000 divided into 550,000 (Pre-2026 Reverse Share Split 55,000,000) Class A Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each and 75,000 (Pre-2026 Reverse Share Split 7,500,000) Class B Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each. The Company has retroactively restated all shares and per share data for all periods presented.

On November 12, 2025, the Company’s shareholders resolved to increase the authorized share capital from $5,000,000 divided into 550,000 (Pre-2026 Reverse Share Split 55,000,000) Class A Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each and 75,000 (Pre-2026 Reverse Share Split 7,500,000) Class B Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each to $165,000,000 divided into 20,550,000 (Pre-2026 Reverse Share Split 2,055,000,000) Class A Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each and 75,000 (Pre-2026 Reverse Share Split 7,500,000) Class B Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each.

On January 6, 2026, the Company entered into a sales agreement (the “Sales Agreement”), with AC Sunshine Securities LLC (the “Sales Agent”) to act as its sales agent in connection with an at-the-market (“ATM”) offering program. Pursuant to the Sales Agreement, the Company may offer and sell, from time to time, to or through the Sales Agent, Class A Ordinary Shares, par value $8.0 (Pre-2026 Reverse Share Split $0.08) per share, for an aggregate offering price of up to $219,375,000 (the “Offered Shares”). In April 2026, 3,250,000 Class A Ordinary Shares (Pre-2026 Reverse Share Split 325,000,000) were issued under the Sales Agreement. On May 28, 2026, the Company surrendered 1,317,429 Class A Ordinary Shares for no consideration. As of June 30, 2026, net proceeds of approximately $13.0 million were fully received after deducting offering expenses and commissions. Subsequent to June 30, 2026, an additional 93,720 Class A Ordinary Shares were issued, with related additional net proceeds of approximately $0.1 million received in July 2026.

On February 23, 2026, the Company’s shareholders resolved a series resolution relating to the reduction and reorganization of the Company’s share capital (the “Share Capital Reduction and Reorganization”), and on March 13, 2026, the Share Capital Reduction and Reorganization were approved by the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”). The principal components of the Share Capital Reduction and Reorganization are as follows:

1.	To increase the authorized share capital from $165,000,000 divided into 20,550,000 (Pre-2026 Reverse Share Split 2,055,000,000) Class A Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each and 75,000 (Pre-2026 Reverse Share Split 7,500,000) Class B Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each to $330,000,000 divided into 41,100,000 (Pre-2026 Reverse Share Split 4,110,000,000) Class A Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each and 150,000 (Pre-2026 Reverse Share Split 15,000,000) Class B Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each.

2.	The par value of each issued and outstanding Class A Ordinary Share of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each and Class B Ordinary Share of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each in the share capital of the Company be reduced to $0.01 (Pre-2026 Reverse Share Split $0.0001) by cancelling $7.99 (Pre-2026 Reverse Share Split $0.0799) of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each and Class B Ordinary Shares of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each (the “Share Capital Reduction”). Following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be $0.01 (Pre-2026 Reverse Share Split $0.0001).

3.	Immediately following the Share Capital Reduction, each authorized but unissued Class A Ordinary Share of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each be subdivided into 8 (Pre-2026 Reverse Share Split 800) Class A Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each, and each authorized but unissued Class B Ordinary Share of $8.0 (Pre-2026 Reverse Share Split $0.08) par value each be subdivided into 8 (Pre-2026 Reverse Share Split 800) Class B Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each (the “Subdivision”).

4.	Immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each and unissued Class B Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each that resulted in the Company having authorized share capital of $412,500 divided into 41,100,000 (Pre-2026 Reverse Share Split 4,110,000,000) Class A Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each and 150,000 (Pre-2026 Reverse Share Split 15,000,000) Class B Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each.

As a result of the Share Capital Reduction and Reorganization, the Company’s authorized share capital was $412,500 divided into 41,100,000 (Pre-2026 Reverse Share Split 4,110,000,000) Class A Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each and 150,000 (Pre-2026 Reverse Share Split 15,000,000) Class B Ordinary Shares of $0.01 (Pre-2026 Reverse Share Split $0.0001) par value each.

On May 5, 2026, the Company announced a 1-for-100 reverse stock split of its authorized, issued and outstanding ordinary shares, which became effective on May 7, 2026 (the “2026 Reverse Share Split”). Each 100 ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares were issued to any shareholders in connection with the 2026 Reverse Share Split, and each shareholder was entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the 2026 Reverse Share Split. As a result of the 2026 Reverse Share Split, the Company’s authorized share capital was changed from $412,500 divided into 4,110,000,000 Class A Ordinary Shares of $0.0001 par value each and 15,000,000 Class B Ordinary Shares of $0.0001 par value each, to $412,500 divided into 41,100,000 Class A Ordinary Shares of $0.01 par value each and 150,000 Class B Ordinary Shares of $0.01 par value each. The Company has retroactively restated all shares and per share data for all periods presented.

Initial Public Offering

On April 3, 2023, the Company closed its IPO of 424 (Pre-Reverse Share Split 3,390,000) Class A Ordinary Shares at a public offering price of $32,000 (Pre-Reverse Share Split $4.0) per Class A Ordinary Share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

Representative Warrants

In connection with the Company’s IPO, the Company agreed to issue warrants to the representative of several underwriters (“Representative warrants”), exercisable for a period of four and a half years commencing six months from the date of commencement of sales of the offering, to purchase 8 (Pre-Reverse Share Split 67,800) Class A Ordinary Shares at $32,000 (Pre-Reverse Share Split $4.0) per Class A Ordinary Share. As the Representative warrants are considered indexed to the Company’s own stock and meet the criteria for equity classification according to ASC 815-40, therefore, the Representative warrants are classified as equity on the unaudited condensed consolidated balance sheets. The warrants classified as equity are not subject to remeasurement after initial recognition. On December 13, 2023, 4 (Pre-Reverse Share Split 35,319) Class A Ordinary Share were issued as the Representative warrants were fully exercised on a cashless basis.

Conversion of Ordinary Shares

On February 5, 2024, the Company’s shareholder Haily Global Limited elected to convert 34 (Pre-Reverse Share Split 270,000) Class B Ordinary Shares on a one-for-one basis into 34 (Pre-Reverse Share Split 270,000) Class A Ordinary Shares, which was duly approved by the Company’s board of directors.

Issuance of Ordinary Shares

On September 13, 2024, the Company entered into a securities purchase agreement with certain investors identified therein for a best efforts follow-on public offering of (i) 1,123 (Pre-Reverse Share Split 8,980,251) Class A Ordinary Shares, and (ii) 1,123 (Pre-Reverse Share Split 8,980,251) common warrants to purchase 1,123 (Pre-Reverse Share Split 8,980,251) Class A Ordinary Shares, at an exercise price of $7,776 (Pre-Reverse Share Split $0.972) per share, exercisable within one year anniversary of the closing of the offering. The Class A Ordinary Shares and common warrants were sold at a combined public offering price of $6,480 (Pre-Reverse Share Split $0.81) per share and accompanying warrants. The offering was closed on September 17, 2024, and the Company received aggregate gross proceeds of $7.3 million from the offering, before deducting offering expenses and commissions, excluding the exercise of any common warrants. During the year ended December 31, 2024, 737 (Pre-Reverse Share Split 5,894,137) Class A Ordinary Shares were issued as all the common warrants were exercised on a cashless basis.

On November 5, 2025, the Company entered into a securities purchase agreement with certain investors for a private placement offering of 375,000 (Pre-2026 Reverse Share Split 37,500,000) Class A Ordinary Shares at the subscription price of $80.0 (Pre-2026 Reverse Share Split $0.80) per Class A Ordinary Share. All of the Class A Ordinary Shares was issued on November 18, 2025, and the Company received aggregate gross proceeds of $30.0 million from the offering, before deducting offering expenses and commissions.

Issuance of the Equity Security Units

On June 13, 2025, the Company priced a best-efforts public offering for the sale of units as described below. The offering was comprised of 2,000 (Pre-Reverse Share Split 16,000,000) units (each a “Unit”), consisting of (i) one Class A Ordinary Share, or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”); (ii) one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”); and (iii) one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”). The public offering price of the Units was $4,000 (Pre-Reverse Share Split $0.5) per Unit. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each of the Series A Warrants and the Series B Warrants would have an exercise price of $4,200 (Pre-Reverse Share Split $0.525) per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the two and half anniversary of the issuance date. Additionally, holders of Series B Warrants may affect a “zero exercise price option,” under which up to 9,375 (Pre-Reverse Share Split 75,000,000) Class A Ordinary Shares may be issuable in aggregate under all Series B Warrants. The Company registered up to 13,375 (Pre-Reverse Share Split 107,000,000) Class A Ordinary Shares underlying the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants. The offering was closed on June 16, 2025, and the Company received aggregate gross proceeds of $8.0 million from the offering, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. During the year ended December 31, 2025, 625 (Pre-Reverse Share Split 5,000,000) Class A Ordinary Shares were directly issued; 1,375 (Pre-Reverse Share Split 11,000,000) Class A Ordinary Shares were issued upon the exercise of all Pre-Funded Warrants; and 9,375 (Pre-Reverse Share Split 75,000,000) Class A Ordinary Shares were issued upon on the exercise of all Series B Warrants at zero exercise price option. No Series A Warrants had been exercised as of June 30, 2026.

As a result, the Company had 41,100,000 (Pre-2026 Reverse Share Split 4,110,000,000) authorized Class A Ordinary Shares of a par value of $0.01 (Pre-2026 Reverse Share Split $0.0001), of which 2,321,682 shares and 389,080 (Pre-2026 Reverse Share Split 38,907,905) Class A Ordinary Shares were issued and outstanding as of June 30, 2026 and December 31, 2025, respectively, and the Company had 150,000 (Pre-2026 Reverse Share Split 15,000,000) authorized Class B Ordinary Shares of a par value of $0.01 (Pre-2026 Reverse Share Split $0.0001), of which 709 shares and 709 (Pre-2026 Reverse Share Split 70,875) Class B Ordinary Shares were issued and outstanding as of June 30, 2026 and December 31, 2025, respectively. In total, the Company had 41,250,000 (Pre-2026 Reverse Share Split 4,125,000,000) authorized Ordinary Shares of par value of $0.01 (Pre-2026 Reverse Share Split $0.0001) each, of which 2,322,391 shares and 389,789 (Pre-2026 Reverse Share Split 38,978,780) shares were issued and outstanding as of June 30, 2026 and December 31, 2025, respectively.

Statutory Reserve

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of June 30, 2026 and December 31, 2025, the balance of the statutory reserves was $740,816 and $740,816, respectively.

Restricted net assets

The Company’s PRC subsidiaries and the UFG entities are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of June 30, 2026 and December 31, 2025, the total restricted net assets amounted to $14,382,727 and $6,382,727, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of June 30, 2026 and December 31, 2025, there were no legal claims and litigation against the Company.

NOTE 15 — SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two operating segments, China and the United States. Other operations are not material and are included within the United States segment.

The Company has identified the measure of segment profit or loss reviewed by the CODM as net income (loss). The CODM uses this measure to evaluate segment performance and allocate resources. Significant segment expenses regularly provided to the CODM include cost of revenue, selling expenses, and general and administrative expenses, which are disclosed in the accompanying segment information. Other income and expenses are included in the measure of segment profit or loss reviewed by the CODM.

The following table presents the segment information for the six months ended June 30, 2026 and 2025, respectively:

	For the Six Months Ended June 30, 2026
	China	United States	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$7,814,323	$481,432	$8,295,755
Less:
Cost of revenue	4,133,438	204,977	4,338,415
Selling expenses	3,084,876	170,354	3,255,230
General and administrative expenses	712,330	771,687	1,484,017
Loss from operations	(116,321)	(665,586)	(781,907)
Other (expense) income
Interest expense, net	(110,419)	(3,612)	(114,031)
Other (expense) income, net	(40,620)	3,216	(37,404)
Interest income from long-term debt investments	444,618	1,359,614	1,804,232
Profit before income tax expense	177,258	693,632	870,890
Income tax expense	(21,963)	-	(21,963)
Net income	$155,295	$693,632	$848,927
Depreciation and amortization	$460,802	$97,029	$557,831
Capital expenditures	$159,331	$-	$159,331

	For the Six Months Ended June 30, 2025
	China	United States	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$7,784,323	$903,885	$8,688,208
Less:
Cost of revenue	4,058,570	764,286	4,822,856
Selling expenses	2,452,200	364,928	2,817,128
General and administrative expenses	607,647	1,631,122	2,238,769
Income (loss) from operations	665,906	(1,856,451)	(1,190,545)
Other income (expense)
Interest expense, net	(74,598)	(3,745)	(78,343)
Other (expense) income, net	(110,713)	34,226	(76,487)
Interest income from long term debt investment	-	359,014	359,014
Profit (loss) before income tax expense	480,595	(1,466,956)	(986,361)
Income tax expense	(62,432)	-	(62,432)
Net income (loss)	$418,163	$(1,466,956)	$(1,048,793)
Depreciation and amortization	$281,051	$111,925	$392,976
Capital expenditures	$1,260,320	$4,341	$1,264,661

	June 30, 2026	December 31, 2025
	(Unaudited)
Total assets:
China	$49,568,616	$38,750,490
United States	48,040,682	43,235,301
Total assets	$97,609,298	$81,985,791

Total liabilities:
China	$23,170,224	$22,771,550
United States	3,990,127	3,003,309
Total liabilities	$27,160,351	$25,774,859

NOTE 16 — SUBSEQUENT EVENTS

On August 14, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “Private Placement”) of 5,000,000 Class A ordinary shares (the “Shares”) of the Company, par value $0.01 per share, at the subscription price of $0.80 per Class A Ordinary Share, for aggregate gross proceeds of $4,000,000. The Company has received the gross proceeds in full from the investors, and all Shares have been issued as of the date of this report.

The Company evaluated subsequent events through September 18, 2026, the date on which these unaudited condensed consolidated financial statements were issued, and concluded that there were no additional subsequent events, other than those disclosed above, requiring adjustment to or disclosure in, the unaudited condensed consolidated financial statements.